UNITED STATE

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

hopTo Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

440271203
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440271203	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Jon C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,377
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,377
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,377
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 440271203	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

hopTo Inc.

(b) Address of Issuer’s Principal Executive Offices

6 Loudon Road, Suite 200

Concord, NH 03301

Item 2.	(a) Name of Person Filing

Jon C. Baker

(b) Address of Principal Business Office, or, if none, Residence

100 International Drive, Suite 19100

Baltimore, MD 21202

(c) Citizenship

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities

Common Stock, Par Value $0.0001 Per Share (the “Common Stock”)

(e) CUSIP No.:

440271203

CUSIP No. 440271203	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 440271203	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

(a) Amount beneficially owned: 894,377

As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 894,377 shares of hopTo Inc. (the "Company") common stock. The Reporting Person holds 777,532 shares of the Company's common stock and 116,845 warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of the Company's common stock.

(b) Percent of Class: 9.0%

This percentage is determined by dividing the number of shares of common stock beneficially owned by the Reporting Person, 894,377, by 9,921,245, the number of shares of common stock (9,804,400) issued and outstanding as of November 14, 2018 combined with the number of warrants (116,845) held by the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 440271203	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2019

By:	Jon C. Baker
	Name:	Jon C. Baker